October 27, 2006

Mail Stop 4561

Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
Form 20-F for Fiscal Year Ended March 31, 2006
File No. 1-15270

Dear Mr. Koga:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant